Signature Leisure, Inc.

_____

CONSULTING AGREEMENT

THIS AGREEMENT (hereinafter the "Agreement") is entered into this 17th day of April, 2007, by and between **Total Recreation Development, Inc** (hereinafter "TRD"), and **Signature Leisure, Inc.** (hereinafter "Consultant").

WITNESSETH:

In consideration of the mutual promises and covenants contained herein, the parties agree as follows:

1. **EMPLOYMENT.** TRD hereby enlists Consultant as an independent contractor and Consultant hereby accepts its position as an independent contractor to TRD upon the terms and conditions hereinafter set forth.

2. **TERM.** The term of this Agreement shall be for twelve (12) months from the date first written above. Any extension of the term shall be agreed upon mutually with an amendment to this agreement.

3. **COMPENSATION.** TRD shall compensate Consultant $150,000 (one hundred fifty thousand dollars) for the services provided as set forth in Section 4 of this agreement upon TRD achieving a quotation listing on the "Pink Sheets", which is a quotation service for market makers. Consultant is not providing any form of legal consultation or legal services. Compensation is for knowledge based consulting services and strategic business relationship introductions, as set forth in Section 4 of this agreement.

4. **DUTIES AND OBLIGATIONS OF CONSULTANT.** Whereas TRD desires to obtain a quotation listing on the "Pink Sheets" and whereas Consultant has both knowledge and professional contacts that can facilitate the process of requesting and obtaining a quotation listing on the "Pinks Sheets," it is at the request of TRD that Consultant shall have the following duties and obligations under this Agreement:

    4.1 <u>General Business Consulting.</u> Consultant shall assist TRD with general business consulting services. Such assistance shall be on a "best efforts" basis. Services shall include but not be limited to assisting TRD and TRD Management with various projects and business management services. In addition, consultant will provide services relating to business structure and organizational management, corporate planning and strategic growth management. Consultant will utilize its knowledge, skills and business relationships to facilitate the process of applying for a quotation listing on the Pink Sheets. Any services rendered by Consultant under terms of this Agreement shall NOT be for capital raising or making a market in TRD's stock.

5. **REPRESENTATIONS AND WARRANTIES.** The execution and delivery by TRD of this Agreement has been duly and validly authorized by TRD. No additional license, consent or approval of any person is required for TRD's execution and delivery of this Agreement.

6. **GENERAL PROVISIONS.**

    6.1 <u>Amendments.</u> No amendment or modifications of this agreement shall be valid unless made in writing and signed by all parties.

6.2   Assignment. This agreement shall not be assigned by any Party without the express written consent of the other Party, which consent shall not be unreasonably withheld. This provision shall not apply in the event a Party changes its name or as part of the sale of the Party's business.

6.3 Choice of Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Florida, without regard to principles of conflict of laws. The prevailing party in any litigation between the parties in connection with this Agreement shall be entitled to the costs and expenses associated with the litigation, including reasonable attorney's fees.

6.4 Headings. Article and section headings contained in this Agreement are included for convenience only and form no part of the agreement among the parties.

6.5 Severability. If any provision of this Agreement is declared invalid by any court or government agency, all other provisions shall remain in full force and effect.

6.6 Waivers.   Waiver by any Party of any breach or failure to comply with any provision of this Agreement by any Party shall not be construed as, or constitute, a continuing waiver of such provision or a waiver of any other breach of or failure to comply with any other provision of this Agreement.

This Agreement may be executed in counterparts and by fax transmission, each counterpart being deemed an original.

CONFIRMED AND AGREED ON THIS 17th DAY OF April, 2007.

By: ___/s/ Stephen Carnes_____
        Stephen Carnes, President
        Signature Leisure, Inc.

By: ___/s/ Eric S. Chivers_____
        Eric S. Chivers, President
        Total Recreation Development, Inc